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October 22, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Mail Stop 3030

Attn:	Amanda Ravitz, Assistant Director

Mary Beth Breslin, Senior Attorney

Geoff Kruczek, Senior Attorney

Dennis Hult, Senior Accountant

Jay Webb, Senior Accountant

Re:	Sun Dental Holdings, LLC,

Amendment No. 1 to Offering Statement on Form 1-A Filed October 6, 2015

File No. 024-10475

Ladies and Gentlemen:

On behalf of Sun Dental Holdings, LLC (the “Company”), we are responding to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated October 21, 2015 (the “Comment Letter”) with respect to Amendment No. 1 to Offering Statement. The paragraph below corresponds to the numbered comment in the Comment Letter and the Staff’s comment is presented in bold italics.

Part II

Offering Statement

Revenues, page 50

1. We note your response to prior comment 9. Please clarify what the volume of accounts information is intended to convey. For example, does the volume of accounts for each period mean the number of accounts as of the end of that period or the number of new accounts obtained during that period? If it means the number of new accounts obtained, as indicated by your response, clarify whether you continue to serve all accounts you previously obtained and explain how the current customer relationship data on page 46 and elsewhere in your document relates to the volume of accounts information.

Response to Comment 1:

As we discussed with the Staff telephonically, the specific definition of “volume of accounts” is set forth above the table on page 49 of the Amendment No. 1 to Offering Statement under the caption “Key Performance Indicators” and it states as follows: “Volume of accounts reflects the number of active dentist and dental lab customers during a specified time period. This is allows us to measure the expansion of our customer base and monitor retention rates.” We believe that this definition is clear that it reflects the number of active customers during a period as opposed to the end of the period and it also describes what the volume of accounts information is intended to convey such that any additional revisions to the definition would not provide meaningful information .

We hope that the foregoing has been responsive to the Staff’s Comment Letter. If you have any questions or comments about this letter or need any further information, please call the undersigned at (813)227-2226.

Very truly yours,

/s/ Darrell C. Smith

Darrell C. Smith

cc: Derek Diasti